Exhibit 99.1

E-House Reports Second Quarter 2015 Results

SHANGHAI, China, August 25, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                  Total revenues increased by 29% year-on-year to $270.5 million

•                  Revenues from real estate online services increased by 34% year-on-year to $157.8 million, including $117.4 million in revenues from e-commerce services, which grew by 72% year-on-year

•                  Revenues from primary real estate agency services increased by 35% year-on-year to $85.2 million

•                  Non-GAAP(1) net income attributable to E-House shareholders was $15.1 million, or $0.10 per diluted American depositary share (“ADS”), compared to $20.6 million or $0.14 per diluted ADS, for the same quarter of 2014

First Half 2015 Financial Highlights

•                  Total revenues increased by 18% year-on-year to $439.7 million

•                  Revenues from real estate online services increased by 28% year-on-year to $251.2 million, including $184.4 million in revenues from e-commerce services, which grew by 56% year-on-year

•                  Revenues from primary real estate agency services increased by 16% year-on-year to $141.9 million

•                  Non-GAAP net loss attributable to E-House shareholders was $3.1 million, or $0.02 loss per diluted ADS, compared to non-GAAP net income of $32.4 million, or $0.22 per diluted ADS, for the same period of 2014

Xin Zhou, E-House’s co-chairman and CEO, said, “As we expected, the overall Chinese property market started to warm up since the end of March, driven in part by the government’s loosened credit policies and purchasing restrictions in certain cities. Despite the recent Chinese stock market volatility, the real estate sector has stayed relatively stable so far. As a result, we are on track to achieve our overall revenue target set at the beginning of the year.”

Mr. Zhou continued, “We are also solidly executing our previously announced strategies for new business lines. Community value-added service app Shi Hui has now been launched in 40 cities, with a total user base of more than 6.8 million. Last month, Jupai Holdings Limited (“Jupai”, NYSE: JP), a leading third-party wealth management services provider in China in which E-House holds approximately 31% stake, was successfully listed in the U.S. The listing of Jupai further strengthens our growing financial services platform.”

Second Quarter 2015 Results

Total revenues were $270.5 million, an increase of 29% from $210.1 million for the same quarter of 2014, primarily driven by growth of revenues from real estate online services and real estate brokerage services.

Revenues from real estate online services were $157.8 million, an increase of 34% from $117.3 million for the same quarter of 2014, mainly contributed by growth of revenues from e-commerce services. Revenues from e-commerce services were $117.4 million, an increase of 72% from $68.3 million for the same quarter of 2014, primarily due to increases in both the number of

(1) E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

discount coupons redeemed and in the average price per discount coupon redeemed. Revenues from online advertising services were $35.2 million, a decrease of 21% from $44.8 million for the same quarter of 2014, primarily due to decreased online advertising demand from property developers. Revenues from listing services were $5.2 million, compared to $4.2 million for the same quarter of 2014, primarily due to growth in secondary home transactions.

Revenues from real estate brokerage services were $88.4 million, an increase of 35% from $65.5 million for the same quarter of 2014. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $85.2 million, an increase of 35% from $63.3 million for the same quarter of 2014. The increase was caused by increases in total gross floor area (“GFA”) of new properties sold and total transaction value of new properties sold compared to the same quarter of 2014. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $3.2 million, an increase of 43% from $2.2 million for the same quarter of 2014, primarily due to an increase in the number of sale transactions in secondary properties.

Revenues from real estate information and consulting services were $17.1 million, a slight decrease compared to $17.9 million for the same quarter of 2014, mainly due to decreased average price of consulting contracts during the period.

Revenues from other services were $7.0 million, a decrease of 25% from $9.4 million for the same quarter of 2014. Other services include offline real estate advertising services, promotional events services, real estate fund management services and real estate financial services. The decrease in revenues from other services in the second quarter was primarily attributable to the decreased revenues in offline promotional events services.

No material revenue was generated from community value-added services in the second quarter.

Cost of revenues was $83.4 million, an increase of 15% from $72.7 million for the same quarter of 2014, primarily due to increased commission fees for primary real estate agency services in line with increased revenues, and increased staff costs of editorial department and increased amortization expenses of intangible assets for the exclusive rights in connection with real estate online services.

Selling, general and administrative (“SG&A”) expenses were $179.4 million, an increase of 42% from $126.3 million for the same quarter of 2014, primarily due to higher marketing expenses for real estate online services, as well as $11.1 million in expenses related to community value-added services and $1.6 million in expenses related to real estate financial services, both of which commenced in the third quarter of 2014.

Income from operations was $9.4 million, a decrease of 37% from $15.0 million for the same quarter of 2014. Non-GAAP income from operations was $18.2 million, a decrease of 23% from $23.7 million for the same quarter of 2014, mostly due to increased spending related to community value-added services and real estate financial services.

Net income was $8.1 million, a decrease of 51% from $16.4 million for the same quarter of 2014. Non-GAAP net income was $16.1 million, a decrease of 35% from $24.7 million for the same quarter of 2014.

Net income attributable to E-House shareholders was $8.8 million, or $0.06 per diluted ADS, a decrease of 35% from $13.4 million, or $0.09 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to E-House shareholders was $15.1 million, or $0.10 per diluted ADS, a decrease of 27% from $20.6 million, or $0.14 per diluted ADS, for the same quarter of 2014.

First Half 2015 Results

Total revenues were $439.7 million, an increase of 18% from $373.5 million for the same period of 2014, primarily driven by growth of revenues from real estate online services and real estate brokerage services.

Revenues from real estate online services were $251.2 million, an increase of 28% from $195.8 million for the same period of 2014, contributed by growth of revenues from e-commerce services. Revenues from e-commerce services were $184.4 million, an increase of 56% from $118.0 million for the same period of 2014, primarily due to an increase in the average price per discount coupon redeemed. Revenues from online advertising services were $57.8 million, a decrease of 17% from $69.4 million for the same period of 2014, primarily due to decreased online advertising demand from property developers. Revenues from listing services were $9.0 million, an increase of 8% from $8.4 million for the same period of 2014, primarily due to volume growth in secondary home sales.

Revenues from real estate brokerage services were $147.2 million, an increase of 16% from $126.6 million for the same period of 2014. Revenues from primary real estate agency services were $141.9 million, an increase of 16% from $122.6 million for the same period of 2014, due to increases in total GFA and transaction value of new properties sold during the first half of 2015. Revenues from secondary real estate brokerage services were $5.3 million, an increase of 31% from $4.0 million for the same period of 2014, due to an increase in the number of sale transactions in secondary properties.

Revenues from real estate information and consulting services were $30.2 million, a decrease of 15% from $35.6 million for the same period of 2014, mostly due to a decreased number of customized data reports due to lower real estate investment levels, and a decreased average price of consulting contracts.

Revenues from other services were $10.8 million, a decrease of 30% from $15.5 million for the same period of 2014, primarily due to a decrease in revenues from offline promotional events services.

No material revenue was generated from community value-added services in the first half of 2015.

Cost of revenues was $149.6 million, an increase of 14% from $131.7 million for the same period of 2014, due to increased staff costs associated with primary real estate agency services and real estate online services, increased commission fees and project consulting fees for primary real estate agency services in line with increased revenues, and increased amortization expenses of intangible assets for the exclusive rights in connection with real estate online services.

SG&A expenses were $319.2 million, an increase of 38% from $231.2 million for the same period of 2014, primarily due to an increase in marketing expenses for real estate online services, as well as $18.9 million in expenses related to community value-added services and $2.2 million in expenses related to real estate financial services, both of which commenced in the third quarter of 2014.

Loss from operations was $27.2 million, compared to income from operations of $15.0 million for the same period of 2014. Non-GAAP loss from operations was $8.7 million, compared to non-GAAP income from operations of $33.8 million for the same period of 2014.

Net loss was $22.3 million, compared to net income of $17.7 million for the same period of 2014. Non-GAAP net loss was $5.5 million, compared to non-GAAP net income of $34.9 million for the same period of 2014.

Net loss attributable to E-House shareholders was $16.4 million, or $0.11 loss per diluted ADS, compared to net income attributable to E-House shareholders of $16.3 million, or $0.11 per diluted ADS, for the same period of 2014. Non-GAAP net loss attributable to E-House shareholders was $3.1 million, or $0.02 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $32.4 million, or $0.22 per diluted ADS, for the same period of 2014.

Cash Flow

As of June 30, 2015, the Company’s cash and cash equivalents balance was $438.5 million.

Second quarter 2015 net cash used in operating activities was $16.1 million, mainly attributable to an increase in accounts receivable of $43.2 million and an increase in customer deposits of $2.5 million, partially offset by non-GAAP net income of $16.1 million, as well as an increase in accrued payroll and welfare of $13.8 million. Net cash used in investing activities was $20.0 million, mainly due to a $14.3 million addition to property and equipment related to new office spaces as well as intangible assets, and a $6.2 million payment for a business acquisition. Net cash provided by financing activities was $14.4 million, mainly comprised of $29.5 million capital contribution from non-controlling interest shareholders of community value-added services and $16.3 million cash received from a short-term borrowing, partially offset by $21.4 million in dividends paid to shareholders, $8.1 million in dividends paid to non-E-House shareholders of the Company’s subsidiary, Leju Holdings Limited (NYSE: LEJU), and $2.9 million remaining payment for the 2014 acquisition of non-controlling interests in the Company’s online business.

Business Outlook

The Company maintains its fiscal year 2015 total revenues guidance of approximately $1.05 billion to $1.10 billion, which would represent an increase of approximately 16% to 22% from $904.5 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on August 25, 2015 at 8:15 a.m. U.S. Eastern Time (8:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	+86-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until September 2, 2015:

U.S./International: +1-646-254-3697

Hong Kong: +852-3051-2780

Mainland China: +86-800-870-0205

Passcode:                       9704345

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and mobile community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and

“China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, , which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	630,617	438,544
Restricted cash	40,402	42,321
Customer deposits, net	92,797	118,953
Accounts receivable, net	415,150	446,520
Advance payment for properties, current	51,983	14,689
Properties held for sale	34,842	31,958
Deferred tax assets, net	64,805	64,863
Prepaid expenses and other current assets	39,339	53,693
Amounts due from related parties	6,094	1,945
Total current assets	1,376,029	1,213,486
Property and equipment, net	49,109	124,759
Intangible assets, net	120,381	124,761
Investment in affiliates	51,681	54,669
Goodwill	51,540	64,259
Customer deposits, non-current, net	797	618
Investment in preferred shares of a private entity	39,485	64,592
Restricted cash, non-current	—	34,186
Other non-current assets	87,902	113,083
Total assets	1,776,924	1,794,413

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35,954	52,342
Accounts payable	8,261	4,603
Accrued payroll and welfare expenses	116,577	105,842
Income tax payable	117,594	103,358
Other tax payable	49,390	49,860
Amounts due to related parties	7,356	7,755
Advance from property buyers	2,261	7,641
Dividend payables	12,902	—
Advance from customers and deferred revenue	19,013	19,599
Liability for exclusive rights, current	—	8,179
Other current liabilities	85,837	65,392
Total current liabilities	455,145	424,571
Deferred tax liabilities	28,203	29,605
Convertible senior notes	132,752	133,309
Other non-current liabilities	658	30,537
Total liabilities	616,758	618,022
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 142,123,368 and 142,598,380 shares issued and outstanding, as of December 31, 2014 and June 30, 2015, respectively	142	143
Additional paid-in capital	991,646	975,343
Subscription receivables	(196)	—
Accumulated deficit	(67,703)	(84,070)
Accumulated other comprehensive income	83,901	109,396
Total E-House equity	1,007,790	1,000,812
Non-controlling interests	152,376	175,579
Total equity	1,160,166	1,176,391
TOTAL LIABILITIES AND EQUITY	1,776,924	1,794,413

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Revenues	210,145	270,538	373,456	439,683
Cost of revenues	(72,705)	(83,396)	(131,728)	(149,596)
Selling, general and administrative expenses	(126,264)	(179,387)	(231,185)	(319,240)
Other operating income	3,789	1,631	4,460	1,931
Income (loss) from operations	14,965	9,386	15,003	(27,222)

Interest expenses	(1,319)	(2,486)	(2,665)	(4,792)
Interest income	640	1,160	1,375	2,426
Other income, net	2,938	371	3,063	1,087
Income (loss) before taxes and equity in affiliates	17,224	8,431	16,776	(28,501)
Income tax benefit (expense)	(2,340)	(2,005)	(2,247)	4,838
Income (loss) before equity in affiliates	14,884	6,426	14,529	(23,663)
Income from equity in affiliates	1,554	1,661	3,129	1,325
Net income (loss)	16,438	8,087	17,658	(22,338)

Less: net income (loss) attributable to non-controlling interests	3,024	(684)	1,342	(5,972)
Net income (loss) attributable to E-House shareholders	13,414	8,771	16,316	(16,366)

Earnings (loss) per share:
Basic	0.10	0.06	0.12	(0.11)
Diluted	0.09	0.06	0.11	(0.11)
Shares used in computation:
Basic	138,163,946	142,567,653	138,021,900	142,393,616
Diluted	145,613,580	145,587,148	146,539,322	142,393,616

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1136 on June 30, 2015 and USD1 = RMB6.1223 for the three months ended June 30, 2015

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Net income (loss)	16,438	8,087	17,658	(22,338)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(44)	3,537	(5,741)	746
Unrealized holding gains for investment in preferred shares of a private entity	—	23,411	—	25,107
Comprehensive income	16,394	35,035	11,917	3,515

Less: Comprehensive income (loss) attributable to non-controlling interests	3,051	(390)	1,049	(5,914)
Comprehensive income attributable to E-House shareholders	13,343	35,425	10,868	9,429

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	14,965	9,386	15,003	(27,222)
Share-based compensation expense	5,335	5,432	10,450	11,764
Amortization of intangible assets resulting from business acquisitions	3,448	3,374	8,371	6,724
Non-GAAP income (loss) from operations	23,748	18,192	33,824	(8,734)

GAAP net income (loss)	16,438	8,087	17,658	(22,338)
Share-based compensation expense (net of tax)	5,335	5,432	10,450	11,764
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,894	2,531	6,813	5,043
Non-GAAP net income (loss)	24,667	16,050	34,921	(5,531)

Net income (loss) attributable to E-House shareholders	13,414	8,771	16,316	(16,366)
Share-based compensation expense (net of tax and non-controlling interests)	4,923	4,543	10,038	9,676
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,237	1,782	6,084	3,561
Non-GAAP net income (loss) attributable to E-House shareholders	20,574	15,096	32,438	(3,129)

GAAP earnings (loss) per ADS — basic	0.10	0.06	0.12	(0.11)

GAAP earnings (loss) per ADS — diluted	0.09	0.06	0.11	(0.11)

Non-GAAP earnings (loss) per ADS — basic	0.15	0.11	0.24	(0.02)

Non-GAAP earnings (loss) per ADS — diluted	0.14	0.10	0.22	(0.02)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	138,163,946	142,567,653	138,021,900	142,393,616

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	145,613,580	145,587,148	146,539,322	142,393,616

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	5,361	6,630	9,833	11,049
Total value of new properties sold (millions of RMB)	46,755	66,447	88,629	104,295
Total value of new properties sold (millions of $)	7,628	10,884	14,471	17,052

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	89,524	94,489	137,964	135,254
Number of discount coupons redeemed (number of transactions)	49,724	52,413	83,596	84,524